[redacted]

11022014

SECU ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66988

SEC Mail Processing
RECEIVED
MAR 29 2011
Wash., D.C. 200
Section

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walleye Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14601 27th Ave N, Suite 102
(No. and Street)

Plymouth	**MN**	**55447**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Goddard **(952) 345-6611**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peter Goddard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

HEIDI LYN MOELLER
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2015

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

~~**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*~~

Walleye Trading LLC

Statement of Financial Condition

December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Walleye Trading LLC

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Walleye Trading LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
March 25, 2011

Walleye Trading LLC

Statement of Financial Condition

December 31, 2010

Assets	
Receivables from brokers, dealers, and others	$ 1,195,112
Securities owned, at fair value (pledged)	2,053,615,937
Memberships in exchanges	7,249,500
Total assets	$ 2,062,060,549
Liabilities and member's equity	
Liabilities:	
Accrued liabilities	$ 9,104,345
Payables to brokers, dealers, and others, net	186,908,645
Securities sold, not yet purchased, at fair value	1,779,591,652
Subordinated borrowings	500,000
Total liabilities	1,976,104,642
Member's equity	85,955,907
Total liabilities and member's equity	$ 2,062,060,549

See accompanying notes.

Walleye Trading LLC

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Walleye Investments Fund LLC. The Company is primarily a market-making firm, engaged in U.S. equity options market-making, Eurodollar options market-making, and index options market-making. The Company is a member of the following exchanges: International Securities Exchange, Inc. (ISE); the Chicago Board of Options Exchange, Inc. (CBOE); the NYSE Amex, LLC. (AMEX); the Boston Options Exchange Group LLC (BOX); the NYSE ARCA Exchange, Inc. (ARCA); the NASDAQ OMX PHLX Inc. (PHLX); the BATS Exchange, Inc. (BATS); and the Chicago Mercantile Exchange, Inc. (CME).

The Company clears its securities transactions through Goldman Sachs Execution & Clearing, L.P. (the Clearing Broker).

Walleye Trading Advisors, LLC (the Company Manager), a Minnesota limited liability company, serves as the manager of the Company. The Company Manager provides all services to operate the Company and maintains the financial records of the Company.

2. Significant Accounting Policies

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Company.

Revenue Recognition

Market-making and proprietary securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are stated at fair value.

Dividends are recorded on the ex-dividend date. Interest expense is incurred on securities financed with the clearing broker and on subordinated borrowings and is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Memberships in Exchanges

Exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impaired value.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Recent Accounting Pronouncements

Fair Value

In January 2010, the FASB updated the accounting standards related to disclosures on fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and presents activity in the rollforward of Level 3 activity on a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Company adopted the standard on January 1, 2010, except for the additional disclosures related to the Level 3 rollforward, which the Company will adopt on January 1, 2011. The adoption did not and will not have a material effect on the Company's statement of financial condition.

3. Receivables From and Payables to Brokers, Dealers, and Others

Included in receivables from brokers, dealers, and others are dividends receivable from entities other than the Clearing Broker.

Included in payables to brokers, dealers, and others is the net trading settlement balance within the clearance account held at the Clearing Broker. The net trading settlement balance includes a $13,957,791 net receivable for open dealer equity futures.

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Fair Value

At December 31, 2010, securities owned and securities sold, not yet purchased by the Company consisted of the following:

	Owned	Sold
U.S. options	$1,333,037,210	$1,257,912,466
U.S. equities	700,503,727	502,317,486
U.S. Treasuries	20,075,000	19,361,700
	$2,053,615,937	$1,779,591,652

All securities owned are pledged to the Clearing Broker on terms that permit it to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices.

4. Fair Value (continued)

Various inputs are used in determining the fair value of the Company's investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risks, and the like).

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

All of the Company's securities owned and securities sold, not yet repurchased are valued based upon Level 1 fair value measurements. The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. No securities owned or securities sold, not yet purchased were deemed to be Level 3 during the year ended December 31, 2010. Futures and futures sold are valued based upon Level 1 fair value measurements, with the resulting variation margin included in receivables from or payables to brokers, dealers, and others. In addition, the Company's exchange memberships are valued based upon Level 2 fair value measurements. There were no realized or unrealized gains or losses in Level 3 during the year and no transfers between any levels for the year.

5. Income Taxes

Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current-year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there is no material impact to the statement of financial condition related to uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years. No federal, state, or local income taxes have been provided on profits of the Company because the Company is wholly-owned by a partnership whose partners are individually liable for the taxes on their share of the income or loss.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Company Manager. The Agreement calls for the expenses associated with managing the Company, including both advisory services and other administrative services, to be allocated to and paid by the Company. These expenses are recorded on an accrual basis by the Company. At December 31, 2010, $4.4 million of these expenses were payable and are included in accrued liabilities on the statement of financial condition.

7. Subordinated Borrowings

During the year ended December 31, 2010, the Company has renewed a cash subordination agreement approved by the NASDAQ OMX PHLX, totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate plus 225 basis points. The subordinated borrowings mature on October 31, 2011.

The subordinated borrowing, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from brokers, dealers, and others and subordinated borrowings. Memberships in exchanges owned are recorded at the lower of cost or estimated fair value. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may hold include, but are not limited to, dealer equity options, index options, Eurodollar options and futures within the same product. The Company records its derivative trade-related activities at fair value.

9. Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the counterparty or the Clearing Broker is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its inventory. These transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized on the statement of financial condition.

At December 31, 2010, the Company had no off-balance sheet exposure related to its outstanding Derivative positions.

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet its obligations, the Company would be exposed to credit risk.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

At December 31, 2010, the Company had net capital of $76.3 million, which was $75.7 million in excess of the required net capital of $606,956.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2010, the Company was in compliance with all such requirements.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure and noted the following disclosed item, which is not deemed to impact the December 31, 2010, statement of financial condition as presented herein. Effective April 1, 2011, the Company intends to have a capital distribution that will require the appropriate notification to the SEC and other regulators, and the capital distribution will be dependent on obtaining the necessary approval.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Walleye Trading LLC
SEC File Number: 8-66988
December 31, 2010
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG